
05047855

**Empowering Businesses . . . Linking Lives . . .**



# HickoryTech Corporation 2004 Annual Report




WASH., D.C.
202
MAR 21 2005
RECEIVED
SEC MAIL
SECTION
PROCESSING

HickoryTech

# EMPOWERING BUSINESSES . . . LINKING LIVES . . . WITH VOICE AND BROADBAND SERVICES

HickoryTech Corporation is a diversified communications company headquartered in Mankato, Minnesota, with approximately 400 employees in Minnesota and Iowa. In its 108th year of operation, HickoryTech offers a full array of telecommunications products and services to business and residential customers. The Telecom Sector offers local voice, long distance, Internet, Broadband services, Digital TV, and IP networking. The Enterprise Solutions Sector provides IP Telephony, call center management, and data network solutions; and the Information Solutions Sector develops telecom and carrier access billing solutions.

***From our roots as a local telephone company to today's enhanced Voice and Broadband services. . .***

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- Mankato Citizens
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Dr. J.H. James elect




OUR FAMILY ALBUM
HickoryTech
MANKATO CITIZENS

To preserve the narrative and priceless memories of our employees, past and present, as well as others who helped establish the foundation of HickoryTech, we commissioned a book to capture our company heritage. Driven by the inspiration of Board Vice Chair, R. Wynn Kearney, Jr., *Our Family Album* was published in September. The author captures the essence of our Corporate story in his preface, reprinted in part below.

> *HickoryTech Corporation has a heart. Blood flows through its cable veins and digital switching mind. The stone sculpture gracing its headquarters building has life. This company has a corporate spirit that takes it above being just any "telephone company" or "HTCO."*
>
> *The Company lives because its employees have a century-long track record of bonding with neighbors, customers and shareholders. HickoryTech has the heart of a real person, which is why this "history" may seem more like a scrapbook than any book you've read. Lifeless corporations have books written, but real people have family albums.*
>
> *~ Author Daniel J. Vance, 2004*

# 2004 Highlights

- Telecom Sector revenues up 1% over 2003, spurred by a 9% increase in Communications Services revenues.
- DSL lines rose to 10,430, up 41% from 2003, responding to heightened customer demand for high-speed Internet access.
- Digital TV offered in a second community mid-year, resulting in a 65% increased customer count at year-end.
- Internet revenues increased 6% over 2003, with 1,059 additional Internet customers.
- Data network revenues grew 37% over 2003, driven by Broadband and DSL services provided to businesses.
- Debt reduced to $103 million, lowered by $16.6 million, minimizing interest rate exposure and maintaining a favorable capital position.
- Interest expense lowered by 24% in 2004, primarily because of decreased total debt outstanding.
- Dividend of 12 cents declared for the first quarter of 2005, a [illegible]% increase and a 4.5% dividend yield based on year-end stock price.

## HickoryTech consists of three business sectors:

**Telecom Sector**

Leverages over 100 years of experience providing communications services for business and residential customers in southern Minnesota, and northwestern and central Iowa. The Telecom Sector provides a full array of products and services including local wireline service, long distance, DSL, dial-up and Broadband Internet, Digital TV, Ethernet and high-capacity data transport.

The Telecom Sector has a legacy of providing traditional communications solutions, augmented with the expertise to provide converged voice and data solutions to fulfill the customers' needs. This sector owns and operates its own infrastructure throughout its service area, including fiber optic cable facilities, which allows it to provide this array of services at carrier-grade service levels. This sector also partners with the Enterprise Solutions Sector to provide total communications solutions for business customers.

**Enterprise Solutions Sector**

Specializes in quality, custom installation and maintenance of call centers and wide-area data networking solutions, including IP Telephony (Internet Protocol) equipment. Based in Roseville, Minnesota, the sales emphasis is to business end-users with ongoing service requirements, who are located primarily in the Minneapolis/St. Paul metropolitan area. Enterprise Solutions distributes Nortel Networks products for voice, and a combination of Nortel and Cisco Systems products for data and IP Telephony.

**Information Solutions Sector**

Develops customer management and billing software for HickoryTech's own operating companies and distributes this software across North America for other telecommunications companies, including local exchange carriers, CLECs, interexchange carriers, and wireless and Broadband service providers. SuiteSolution®, a modular software system, bills for any combination of usage and non-usage based wireline, wireless or Broadband products and services, including Carrier Access Billing.

*Some of the content in this annual report, including portions of the letter to shareholders on pages 2-3, contains forward-looking statements. Such forward-looking statements are subject to uncertainties that could cause HickoryTech's future actual results to differ materially from such statements. For the complete Safe Harbor statement, see the accompanying 2004 Annual Report on Form 10-K.*

# Fellow Shareholders, Employees, Customers, and Partners:

The year 2004 was anything but business as usual in the telecommunications industry. Events on the national stage continued to linger, shaking some consumer and investor confidence. Rather than lament the conditions of 2004, HickoryTech took action. Developing and implementing a strategy, HickoryTech critically reviewed core competencies, the ever changing outside influences, and the expectations of our customers. This strategy solidifies HickoryTech's current customer base and places the Company on a clearly defined path of measured growth and profit to build shareholder value.



John E. Duffy    Starr J. Kirklin

## HickoryTech Board Changes

**In September 2004, HickoryTech's Board announced the appointment of Starr J. Kirklin as Board Chair. HickoryTech elects a Board Chair from the Independent Directors on its Board for a one-year term. The Board also created the new position of Vice Chair to further strengthen corporate governance, and R. Wynn Kearney, Jr. was appointed to this position. Assuming their duties in January 2005, Kirklin succeeds Myrita Craig as Chair, and Kearney serves as the first elected Vice Chair.**

**Special thanks to Myrita Craig for her contributions and commitment to HickoryTech. During her service as Chair, the Board oversaw the development and implementation of the Company's long-term strategic plan and strengthened its corporate governance focus. Craig will continue her service to HickoryTech and its shareholders as an Independent Director.**

**HickoryTech's Board also welcomed James W. Bracke, who was appointed to an open position of Director left vacant by a retirement.**

## Challenges of the Past Year

HickoryTech experienced challenges resulting from declining access revenues, competitive pressures, residual effects from the bankruptcy of interexchange carriers and costs for Sarbanes-Oxley compliance. HickoryTech worked to address these challenges, while at the same time balancing the long-term needs of our stakeholders: customers, employees, shareholders, and the communities we serve.

## Financial Review

HickoryTech's 2004 financial performance did not keep pace with 2003. Revenues of $90.5 million were 2.6 percent lower than the previous year. The decrease was primarily because of lower equipment sales, a decline in Telecom access revenues, and lower revenues from our data processing sector. Income from continuing operations was $7.7 million, or 59 cents per share, a decrease of 9.4 percent; and operating income fell to $17.4 million down 13.7 percent from 2003.

Total costs and expenses of $73.1 million were up only half a percent. A reduction in the number of shares outstanding raised earnings per share from continuing operations by four cents per share in 2004. HickoryTech also continued to improve its capital position and minimize interest rate risk through debt reduction. At year-end, total debt stood at $103 million, a $16.6 million decrease.

## Emphasis on Dividends

During the year, HickoryTech produced strong cash flow, paying down debt and announcing a dividend increase. We know the importance of the dividend yield to our current shareholders and future investors. In December 2004, HickoryTech's Board of Directors announced a nine percent increase in the dividend payable to shareholders for the first quarter, 2005. This action, which raised the first quarter dividend from 11 cents to 12 cents per share, reflects the Company's favorable capitalization position. It also illustrates the Board's confidence in the long-term prospects for HickoryTech within the communications industry at large.

### Positive Developments in the Telecom Sector

HickoryTech's financial performance is directly linked to its ability to retain existing customers while cultivating new growth opportunities. In 2004, we implemented a strategic plan that will protect existing market share and expand our presence in targeted high-potential areas. The implementation also includes the investments to expand our Broadband infrastructure in targeted Minnesota communities and upgrade our network within portions of North Mankato and Mankato, Minnesota, the home base of our Incumbent Local Exchange Carrier (ILEC) markets.

### Broadband Connections - The Key to Growth and Value

We achieved a milestone of 10,000 DSL installations in October. With 10,430 at year-end, we experienced a 40.8 percent increase over 2003, and a compound annualized increase of 62 percent over 2002. Construction continued on our Faribault build-out, allowing the availability of HickoryTech's services to additional residential and business customers in that city. The final phase of this project is scheduled for completion during 2005. In Waseca, Minnesota we mirrored the success of our Digital TV model, first implemented in St. Peter, Minnesota, and reached our targeted 12-month goal for new subscribers within the first six months.

HickoryTech added to our growing list of business customers by providing sophisticated IP Telephony and Broadband IP Network solutions. Welsh Companies in Bloomington, Minnesota and Immanuel St. Joseph's–Mayo Health System in Mankato, Minnesota are two organizations that benefited from the expertise, products, and services HickoryTech offers to business customers.

### The Year Ahead

For 2005, we have developed a three-tiered business plan to empower businesses and link lives. The principle steps in this strategy are:

**Targeting resource investment** in high-potential areas of growth including Digital TV in selected communities, planned network facility expansion, IP Telephony, and IP Network services. These additional resource investments will enable us to grow our business today and in the future.

**Protecting and maintaining market share** through investment in new technology and infrastructure. To meet the rapidly escalating consumer demand for connectivity, HickoryTech will strengthen our ability to provide high-speed Broadband connections that will differentiate us from the competition and provide services the way the customer desires.

**Continuing improvement initiatives** in accounting and resource management. We are beginning the multi-year implementation of an enterprise resource planning software system, including financials, payroll, human resources, inventory, accounts receivable and accounts payable. This investment will ultimately allow for the upgrade of our customer support systems.

We believe these steps are essential to HickoryTech's long-term success in expanding avenues for measured growth and profit, creating a strong financial base and securing an integrated local service presence. We are also confident this strategy will establish HickoryTech as the Broadband connection provider of choice in the communities we serve.

### Credit Where it's Due

The employees of HickoryTech have always been our greatest asset. They are the backbone of the company, a productive workforce, continuing to adapt to new technical skills and the competitive environment of our industry.

The driving force for the continued success of our strategy comes from the commitment of our leadership team, which possesses a deep understanding of the telecommunications business. Our Board of Directors has provided insight and valuable direction throughout the year, along with adamant support for corporate governance, continuing to reinforce the integrity of the company.

Above all, we thank our shareholders for continued loyalty and confidence in the future of HickoryTech.

Sincerely,




**Starr J. Kirklin**
*Board Chair*

**John E. Duffy**
*President and Chief Executive Officer*

## WHAT IS BROADBAND?

One standard Broadband connection from HickoryTech delivers a suite of integrated communications and entertainment services.


BROADBAND
Digital TV
Voice or IP Telephony
DSL High-Speed Internet

HickoryTech is frequently requested to explain the meaning of Broadband – what it is and what it means. Broadband means different things to different customers.

**In Layman's Terms:** *Broadband allows one connection to carry multiple services – voice, high-speed Internet access,* Digital TV, etc – into a home or business.

**In Technical Terms:** Broadband carries multiple services into a home or business by dividing the total capacity of the connection into multiple, independent bandwidth channels, where each service operates only on a specific range of frequencies. Because each service operates on its own discrete frequency range, interference between services is eliminated.

**In HickoryTech Terms:** Broadband means new service offerings and a new way to support our customers. Today Broadband represents a small, but growing, part of our total business. The next several pages further explain some of the voice and Broadband services that Hickorytech offers to our business and residential customers.

**Broadband demand builds in the business community**
Making sense of the voice and data networking options facing today's business decision makers is a complex task. Deciding which converged solutions will help streamline data and voice communications, reduce costs, and improve productivity takes experience, time, and resources. As communications methods for voice, e-mail, workstation messaging, and business data grow, so does the need for fast, reliable Broadband data connections to the business community.

"The strength we bring to the business customer is the partnership between our Telecom and Enterprise Solutions Sectors. We come to the table equipped with a unique combination of technical skill sets to define the customer's business drivers and successfully craft the right combination of hardware, software, and network configuration for that customer," says John Duffy.


HickoryTech



**Optimizing technical skills and expertise between sectors**
HickoryTech addresses the diverse requirements of business customers by taking advantage of the complementary skill sets of our sectors. Consulting with our customers, we take time to identify the drivers behind each customer's business and present the appropriate network and equipment-based solutions for those specific needs. Our Telecom and Enterprise Solutions employees collectively bring a diverse background in engineering, networking and technology allowing us to create a total solution for each business customer.

Advanced telecommunications and networking solutions, combined with our expert support, enable business customers – of all sizes – to operate more efficiently. This remains a key focus for HickoryTech.

**MetroLAN harnesses hardware, software and networking technologies**
Responding to business requirements for high bandwidth connections between multiple locations, HickoryTech introduced Ethernet transport in 2004. Marketed as MetroLAN, HickoryTech's fiber-optic based Ethernet network with wide-area connectivity employs IP-based switching for voice, video, and data communications. This network has the ability to carry all three forms of traffic over a single high-speed connection. It further enables voice calls over a private wide-area network (WAN), providing a fully converged transport solution that is both efficient and cost effective.

# WHAT DOES HICKORYTECH MEAN . . .

Business customers best suited for MetroLAN services tend to be complex businesses, with multiple locations, and high-capacity data and Internet requirements. "We searched for a vendor that could provide the bandwidth we needed and the reliability we could count on. We found both with HickoryTech," reports Kevin Burns, Director of Communications for Immanuel St. Joseph's–Mayo Health System, Mankato, Minnesota.

**IP Telephony – phones of the future – here today**
Business customers are finding that IP Telephony provides an array of advanced, productivity-enhancing calling features. IP Telephony includes a combination of on and off premise service options. Mobile workers, such as real estate agents or sales people, can manage communications and maximize efficiencies with personal call rules, speech recognition, and productivity services for IP phones. These desktop devices are capable of handling over 400 features – including sending


MetroLAN
Small Home Office
IP Voice & DSL
High-Speed Internet
DSL
Voice
Data
Large Business
(multiple locations)
MetroLAN
Medium Business
Data, VoIP,
Voice & Internet
DSL/T1/Frame Relay
Internet
IP Centrex

With MetroLAN service as illustrated above, HickoryTech interconnects a corporation's local area networks (LAN) in such a way that all of a corporation's LANs act as if interconnected by a single LAN segment. So, employees who are a few blocks away or miles apart can communicate with each other and can access remote servers as easily as if all of the employees and servers were located in the same building.

"We applied a unique combination of available technologies to create a network that enables us to provide high-bandwidth managed solutions for our customers. Most importantly, we can quickly adjust customers' capacity to match fluctuations in usage, such as seasonality in their business cycles," says John Finke, President of the Telecom Sector. "We're always keeping customers' needs foremost in our thinking."

pictures, pulling up stock quotes, or saving voice mail as e-mail and then sending it off digitally to others where it is converted back to analog for them to listen to as voice mail again.

For Welsh Companies, the IP *personal assistant* feature had high appeal. In 2004, the Minneapolis/St. Paul based real estate firm selected HickoryTech to update its phone system using IP Telephony for converged voice/data technology. Being available when the customer calls is paramount to providing quality real estate service at Welsh Companies. The IP personal assistant will track down an agent – ringing from a desk phone, to the agent's cell phone, pager or home phone.

# . . . to our Business Customers?

"It's a Broadband world," says Jon Anderson, President of the Enterprise Solutions Sector. "The key concept in our business is moving data and voice over a high-capacity pipeline. HickoryTech blends equipment and networking products and services to give more information to the user at the desktop."

Today 89 percent of our customer base has access to HickoryTech's DSL Broadband services. In 2005, HickoryTech will further expand its base of business customer-focused solutions. Converged solutions for voice, data, and networking will replace stand-alone connections to provide efficient, cost-effective business communications service.

HickoryTech is able to provide its customers a level of attention that is greater than that provided by larger, national carriers.


BUSINESS

**Small Business – bundled services to fit**

Launched in July with penetrations running ahead of projections, HickoryTech's communication package, called Partner*Select*, offers something every small business needs – cost *savings*. Businesses take advantage of customizing a service package that meets their specific needs from a range of business-class services. Choices include voice and fax phone lines, DSL, Web hosting, and voice mail options. Partner*Select* targets the needs of the small business and simplifies the ordering of new services as they grow.

**Building success**

HickoryTech continues to invest and enhance its infrastructure, technology, and services as part of its commitment to deliver network and IP Telephony solutions for our business customers. A businesses' reputation and livelihood require a technology partner who can consistently deliver reliable services. HickoryTech provides a consultative relationship to assist business customers as their requirements change or their deployment of technology increases. HickoryTech is there to develop a communications solution to meet that criteria.

Managing the development and integration of technology is one of the primary reasons that a growing number of highly regarded companies depend on HickoryTech. Business customers choose HickoryTech for dependable network connections and unparalleled customer service. "We listen to our customers, then apply technology and engineering expertise, which allows them to operate more effectively," says Duffy.

RESIDENTIAL

**Broadband connections – linking lives**
Consumer demand for Broadband has been driven by the revolution of technology and content for home computers enabling consumers to conveniently work, shop and communicate. The Internet has transformed the American household. E-mail connects families and friends, students depend on online information for studies. Families today are more likely to shop, invest, and be entertained online. The demand for "bandwidth" is growing rapidly as more computers are added within the home, creating home networks similar to those in small businesses. Emerging applications for Broadband connections will further fuel demand for bandwidth, as communications and entertainment converge onto one delivery system to the home.



**Fiber to the neighborhood - supplying the residential need**
HickoryTech understands the communications requirements of residential customers and takes a leadership role in delivering high-speed technology, linking our customers to the world through our Broadband network. In October 2004, HickoryTech celebrated the installation of our 10,000th DSL customer and finished the year with 10,430 high-speed customers.

HickoryTech continues to invest in our Broadband networks installing fiber optic cables directly to neighborhoods. Increasing our investment in infrastructure allows HickoryTech to offer the high-speed services our customers need today, assuring us of the ability to continue to meet the demands of the future.

**Digital TV – a new frontier for competitive services**
In 2004, HickoryTech expanded its successful Digital TV service to Waseca, Minnesota, following the successful pilot program in St. Peter, Minnesota. HickoryTech's Digital TV combines 100 percent digital broadcast and cable TV programming with telephone service and high-speed DSL—all on the same fiber and twisted pair facilities that provide telephone and DSL service today — and invoiced on a single bill processed by our Information Solutions Sector. HickoryTech is emerging as a true converged service provider, bringing voice, data and Digital TV services to our customers. In 2005, infrastructure upgrades will target new community installations of Digital TV within select Telecom Sector serving areas.

# . . . TO OUR RESIDENTIAL CUSTOMERS?

**Bringing value to residential customers**

Providing reliable service to our customers is not enough in today's competitive markets. We must also bring value to them. HickoryTech responded to this changing environment by introducing HickoryTech *Select* packages in March of 2004. Value*Select* and Total*Select* packages meet the diverse needs of our residential customers by bundling voice and Internet services at attractive rates. *"It's better together!"* is part of the marketing theme that introduced the concept that the more services a customer signs up for, the better the package price will be. In response to the value of these packages and our marketing campaign, in just nine months more than eight percent of our residential customers subscribed to our bundled packages.


DIGITAL TV

HickoryTech is always looking for value-added services to layer on top of existing voice and Broadband connections already in place today. This is a win-win situation, providing customers with competitive options and at the same time, helping to further diversify our revenue stream.

**Planning for future connections**

The new technology surrounding Voice over Internet Protocol (VoIP) for residential users is something HickoryTech is watching very closely. We are also monitoring IP softswitch technologies and the services we will be able to provide to our customers.

**Supporting neighborhood communities**

Taking an active role in the improvement of our communities is a legacy in which we take pride. Bringing technological advancement and competitive services to these communities is one way we show commitment. Another is by community involvement via employee volunteer efforts and corporate contributions in support of community programs and activities. HickoryTech is an active and committed member of the communities we serve.

# Glossary

**Bandwidth** – The amount of data that can be transmitted in a fixed amount of time. For digital devices, the bandwidth is usually expressed in bits per second (bps). The greater the bandwidth, the faster information can travel from one end to the other.

**Broadband** – A term used to describe a "high-speed pipe" that has a data speed greater than 256 thousand bits per second (kbps). HickoryTech has been a leader in deploying new technologies that deliver over 20 million bits per second (mbps) of data enabling multiple services such as voice, Digital TV, and Internet over one "pipe."

**Bundled Service** – Packaging a predetermined combination of services for sale. For HickoryTech, bundled service includes a combination of high-demand voice and digital services (i.e., local voice, Digital TV, long-distance, Internet and/or DSL). The value is in providing customers with cost-savings for purchasing multiple services and encouraging customer retention by providing a package that meets all of their needs.

**CLEC** (Competitive Local Exchange Carrier) – HickoryTech is a CLEC when we enter another Local Exchange Carrier's regulated territory to provide competitive communications and Internet services. HickoryTech has built the majority of our own CLEC facilities to provide service in several communities in southern Minnesota and two rural Iowa communities.

**Digital TV** – An alternative to traditional cable television service, broadcast and cable TV programming is delivered in 100 percent digital format via a Broadband connection to subscribers. Because of the digital format, picture and audio quality are superior to analog cable. And innovative service offerings, like on-screen Caller ID, can be included.

**DSL** (Digital Subscriber Line) – The technology that allows HickoryTech to provide voice, Digital TV, and high-speed Internet over existing phone wires.

**Ethernet** – A transmission system used in local area networks (LANs) or wide area networks (WANs) that connects computers, printers, workstations, etc. and supports data transfer rates up to a gigabit (a billion bits).

**ILEC** (Incumbent Local Exchange Carrier) – Originally the designation for the local phone company, this carrier typically has responsibility to provide local telephone service to all residents within a serving area. HickoryTech is the ILEC serving the City of Mankato and eleven rural communities surrounding Mankato. We are also an ILEC in Iowa serving eleven rural communities in northwest Iowa.

**IP Network** – The Internet Protocol line that connects multiple computers or multiple premises to send data, content, and communications. This includes the software, switching elements, and protocols for successful delivery of that information.

**IP Telephony** – Using existing Ethernet connections within an office environment, this Private Branch Exchange (PBX) technology enables users to add voice communications to the transmission of data at each workstation. The plug-and-play functionality allows the user to plug in a phone to any Internet connection and retain user specified settings. The customer can move from office to office or even to their home and calls connect seamlessly! IP Telephony provides advantages including improved manageability, lower support costs, and increased productivity.

**MetroLAN** – HickoryTech's Ethernet-based communications network, MetroLAN, provides high-quality, high-speed data between multiple business locations without the customer investing in infrastructure. HickoryTech manages it all. Data flows from one location to another seamlessly, as if they were all in the same building.

**Twisted Pair/Copper Pair** – Another way of referring to the most common type of transmission media for a traditional phone line. It's two insulated copper wires twisted around each other. Several sets of twisted pairs can be enclosed in a single cable and normally run from the telephone company's central office to the customer's home or business. HickoryTech uses new technologies to get added life out of our existing copper infrastructure.

**VoIP** (Voice over Internet Protocol) – The transmission of voice and data over the Internet. This is a centrally switched capability that can provide the advantages of IP calls to a broad range of business and residential consumers. Key attractions to VoIP networks are mobility and cost. A virtual location can be established anywhere a Broadband connection is available.

# Financial Overview

*(Dollars in Thousands, Except Per Share Amounts)*

| **FOR THE YEAR:** | **2004** | 2003 | 2002 | 2001 | 2000 |
|---|---|---|---|---|---|
| Operating Revenues (A)(B) | | | | | |
| Telecom Sector | **$ 76,097** | $ 75,346 | $ 71,108 | $ 66,364 | $ 60,606 |
| Information Solutions Sector | **2,710** | 3,199 | 4,249 | 4,085 | 4,287 |
| Enterprise Solutions Sector | **11,708** | 14,347 | 15,781 | 20,374 | 18,511 |
| Total Revenues | **$ 90,515** | $ 92,892 | $ 91,138 | $ 90,823 | $ 83,404 |
| Income from Continuing Operations | **$ 7,664** | $ 8,455 | $ 6,235 | $ 6,890 | $ 5,351 |
| PER SHARE: | | | | | |
| Basic EPS - Continuing Operations | **$ 0.59** | $ 0.61 | $ 0.44 | $ 0.50 | $ 0.39 |
| Basic EPS - Discontinued Operations | **(0.01)** | (1.53) | (1.63) | 0.13 | 0.17 |
| | **$ 0.58** | $ (0.92) | $ (1.19) | $ 0.63 | $ 0.56 |
| Fully Diluted EPS - Continuing Operations | **$ 0.59** | $ 0.61 | $ 0.44 | $ 0.49 | $ 0.38 |
| Fully Diluted EPS - Discontinued Operations | **(0.01)** | (1.53) | (1.62) | 0.13 | 0.17 |
| | **$ 0.58** | $ (0.92) | $ (1.18) | $ 0.62 | $ 0.55 |
| Dividends Per Share | **$ 0.44** | $ 0.44 | $ 0.44 | $ 0.44 | $ 0.44 |
| AT YEAR END: | | | | | |
| Total Assets (C) | **$168,537** | $175,712 | $186,143 | $189,179 | $169,033 |
| Shareholders' Equity | **$ 31,545** | $ 28,717 | $ 58,595 | $ 80,765 | $ 77,357 |
| Total Debt, Long-Term and Current | **$102,984** | $119,612 | $159,040 | $170,901 | $148,650 |
| Debt Ratio (D) | **76.6%** | 80.6% | 73.1% | 67.9% | 65.8% |

(A) Disposition of HickoryTech's subsidiary, Amana Colonies Telephone Company (ACTC), in 2001 has affected HickoryTech's revenue trends. ACTC accounted for $832,000 and $1,467,000 of the Telecom Sector's revenue in 2001 and 2000, respectively.

(B) During December 2003, HickoryTech sold its wireless operations. Revenues for all periods have been restated to exclude revenues of the wireless operations, as they are included in discontinued operations for all periods presented.

(C) During December 2003, HickoryTech sold its wireless operations. Total assets for all periods have been restated to exclude wireless assets.

(D) Debt Ratio = Total Debt / (Total Debt + Ending Shareholders' Equity).

See Annual Report on Form 10-K for further information.


Debt
in millions
$180
170
160
150
140
130
120
110
100
90
148.7
170.9
159.0
119.6
103.0
2000
2001
2002
2003
2004


DSL Growth
in lines
12,000
10,000
8,000
6,000
4,000
2,000
0
525
1,851
3,971
7,407
10,430
2000
2001
2002
2003
2004

# Board of Directors

**Starr J. Kirklin (2*, 3*, 4, 5)**
*Board Chair*
Retired President of
U.S. Bank Mankato

**R. Wynn Kearney, Jr. (1, 2, 5)**
*Vice Chair*
Orthopaedic Surgeon, Orthopaedic
& Fracture Clinic, PA of Mankato

**Robert D. Alton, Jr. (3, 5*)**
Retired Chairman, President,
and CEO of HickoryTech

**James W. Bracke (1, 5)**
Past President, CEO, and
Director of Lifecore Biomedical, Inc.

**Lyle T. Bosacker (1*, 4)**
Retired President of CEO Advisors, Inc.

**Myrita P. Craig (2, 4)**
CEO, *Sapientia Consulting Inc.*

**John E. Duffy**
President and CEO of HickoryTech

**James H. Holdrege (1, 3, 4*, 5)**
Retired General Manager and CEO
of Electric Machinery Company

**Lyle G. Jacobson (1, 2, 3)**
President and CEO of
Katolight Corporation

**Robert E. Switz (1)**
CEO and President of ADC
Telecommunications, Inc.

**Board Committees**

1. Audit
2. Governance/Nominating
3. Finance
4. Compensation
5. Corporate Development

* Committee Chair



Pictured left to right: John E. Duffy, President & CEO; Starr J. Kirklin, Board Chair; with Board Members: Robert E. Switz, Lyle G. Jacobson, James H. Holdrege, James W. Bracke, Myrita P. Craig, Lyle T. Bosacker, R. Wynn Kearney, Jr., Vice Chair, and Robert D. Alton, Jr.

# Officers

**John E. Duffy**
President and Chief Executive Officer

**Jon L. Anderson**
President – Enterprise Solutions Sector

**David A. Christensen**
Vice President, Chief Financial Officer,
Treasurer and Secretary

**John W. Finke**
President – Telecom Sector

**Mary T. Jacobs**
Vice President – Human Resources

**Lane C. Nordquist**
President – Information Solutions Sector

# Company Profile

## Common Stock Prices

Quarterly market price information for two years ended 2004 is as follows:

| Year | Qtr. | High | Low | End of Qtr. |
|---|---|---|---|---|
| 2004 | 4th | $12.03 | $10.22 | $10.69* |
| | 3rd | $12.17 | $10.00 | $11.60* |
| | 2nd | $13.36 | $ 9.70 | $10.15* |
| | 1st | $12.44 | $11.43 | $12.24* |
| 2003 | 4th | $12.20 | $10.76 | $11.47* |
| | 3rd | $12.35 | $10.82 | $11.60* |
| | 2nd | $11.48 | $8.43 | $11.21* |
| | 1st | $10.61 | $7.90 | $ 8.97* |

*Price is last day ending price.
High/Low prices above are end-of-day highs and lows, and do not reflect intraday high and low prices.

## Common Stock Dividends

**Dividends in 2004 and 2003 were as follows:**

| | 2004 | 2003 |
|---|---|---|
| First Quarter | .11 | .11 |
| Second Quarter | .11 | .11 |
| Third Quarter | .11 | .11 |
| Fourth Quarter | .11 | .11 |

## Year 2005 Dividend Schedule

| QTR | Record Date | Payable Date |
|---|---|---|
| 1st | Feb 15, 2005 | Mar 5, 2005 |
| 2nd | May 15, 2005 | Jun 5, 2005 |
| 3rd | Aug 15, 2005 | Sep 5, 2005 |
| 4th | Nov 15, 2005 | Dec 5, 2005 |

## Web Site

The HickoryTech home page address is:
http://www.HickoryTech.com

## Nasdaq Listing

HickoryTech's common stock is listed on the Nasdaq Stock Market under the ticker symbol HTCO. Typical newspaper listings are "HickryTech HTCO" or "Hickory."

## Transfer Agent, Registrar and Dividend Disbursing Agent

Wells Fargo Bank, N.A., Shareowner Relations,
161 N. Concord Exchange, St. Paul, MN 55075
Telephone: 1-800-468-9716
*For information about accounts, stock certificates, transfers or* dividend checks, contact Wells Fargo Bank Stock Transfer, Shareowner Relations.

## Annual Meeting

The Annual Meeting of HickoryTech Corporation shareholders will be held at 2:00 p.m. (Central Time) on the second Monday in May (May 9, 2005) at the Holiday Inn in downtown Mankato, Minnesota located at the intersection of Riverfront Drive and East Main Street.

## Shareholder Relations

General information about HickoryTech or its reports may be obtained by contacting Shareholder Services at Corporate Headquarters or by calling 507-387-3355.

## Investor Relations

Information requests from members of the investment community and the news media should be addressed to Public Relations Services (507-387-3355) at Corporate Headquarters.


HickoryTech

**Corporate Headquarters:**
221 East Hickory Street
Mankato, Minnesota 56001

**Mailing Address:**
P.O. Box 3248
Mankato, Minnesota 56002-3248

**Telephone:**
507-387-3355
800-326-5789
FAX 507-625-9191


HickoryTech

221 East Hickory Street
P.O. Box 3248
Mankato, MN 56002-3248
www.HickoryTech.com